UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 1)*

                                CORVU CORPORATION
                                -----------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   221011 10 9
                                 (CUSIP Number)

                       COMVEST INVESTMENT PARTNERS II LLC
                      ONE NORTH CLEMATIS STREET, SUITE 300
                         WEST PALM BEACH, FLORIDA 33401
                                 (561) 868-6074

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                               Alan I. Annex, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166

                                FEBRUARY 20, 2007
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

                  If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition that is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 11 Pages)




-------------------------
                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 87161-L-10-5               13D/A                   Page 2 of 11 Pages
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-------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:
     COMVEST INVESTMENT PARTNERS II LLC (01-0784781)

-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [ ]
-------------------------------------------------------------------------------

 3.  SEC USE ONLY

-------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS
     WC

-------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)      [ ]

-------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

-------------------------------------------------------------------------------

                                7.  SOLE VOTING POWER
          NUMBER OF
                                -----------------------------------------------
           SHARES               8.  SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                  25,400,000 (See Item 5)

                                -----------------------------------------------
            EACH                9.  SOLE DISPOSITIVE POWER
          REPORTING
           PERSON               -----------------------------------------------

            WITH                10. SHARED DISPOSITIVE POWER

                                    25,400,000 (See Item 5)
-------------------------------------------------------------------------------

 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,400,000 (See Item 5)
-------------------------------------------------------------------------------

 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                     [ ]

-------------------------------------------------------------------------------

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CUSIP No. 87161-L-10-5               13D/A                   Page 3 of 11 Pages
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-------------------------------------------------------------------------------

 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     48%
-------------------------------------------------------------------------------

 14. TYPE OF REPORTING PERSON
     OO

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

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CUSIP No. 87161-L-10-5               13D/A                   Page 4 of 11 Pages
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-------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:
     ComVest II Partners, LLC (01-6228703)

-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [ ]
-------------------------------------------------------------------------------

 3.  SEC USE ONLY

-------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS
     AF

-------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)      [ ]

-------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

-------------------------------------------------------------------------------

                                7.  SOLE VOTING POWER
          NUMBER OF
                                -----------------------------------------------
           SHARES               8.  SHARED VOTING POWER
        BENEFICIALLY                25,400,000 (See Item 5)
          OWNED BY
                                -----------------------------------------------
            EACH                9.  SOLE DISPOSITIVE POWER
          REPORTING
           PERSON               -----------------------------------------------

            WITH                10. SHARED DISPOSITIVE POWER
                                    25,400,000 (See Item 5)
-------------------------------------------------------------------------------

 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,400,000 (See Item 5)
-------------------------------------------------------------------------------

 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                     [ ]

-------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     48%
-------------------------------------------------------------------------------

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CUSIP No. 87161-L-10-5               13D/A                   Page 5 of 11 Pages
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-------------------------------------------------------------------------------

 14. TYPE OF REPORTING PERSON
     OO

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


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CUSIP No. 87161-L-10-5               13D/A                   Page 6 of 11 Pages
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-------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     ComVest Group Holdings, LLC (01-0622406)

-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [ ]
-------------------------------------------------------------------------------

 3.  SEC USE ONLY

-------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS
     AF

-------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)      [ ]

-------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

-------------------------------------------------------------------------------

                                7.  SOLE VOTING POWER
          NUMBER OF
                                -----------------------------------------------
           SHARES               8.  SHARED VOTING POWER
        BENEFICIALLY                25,400,000 (See Item 5)
          OWNED BY
                                -----------------------------------------------
            EACH                9.  SOLE DISPOSITIVE POWER
          REPORTING
           PERSON               -----------------------------------------------

            WITH                10. SHARED DISPOSITIVE POWER
                                    25,400,000 (See Item 5)
-------------------------------------------------------------------------------

 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,400,000 (See Item 5)
-------------------------------------------------------------------------------

 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                     [ ]

-------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     48%
-------------------------------------------------------------------------------

 14. TYPE OF REPORTING PERSON
     OO

-------------------------------------------------------------------------------

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CUSIP No. 87161-L-10-5               13D/A                   Page 7 of 11 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Michael S. Falk

-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [ ]
-------------------------------------------------------------------------------

 3.  SEC USE ONLY

-------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS
     AF

-------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)      [ ]

-------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

-------------------------------------------------------------------------------

                                7.  SOLE VOTING POWER
          NUMBER OF
                                -----------------------------------------------
           SHARES               8.  SHARED VOTING POWER
        BENEFICIALLY                25,400,000 (See Item 5)
          OWNED BY
                                -----------------------------------------------
            EACH                9.  SOLE DISPOSITIVE POWER
          REPORTING
           PERSON               -----------------------------------------------

            WITH                10. SHARED DISPOSITIVE POWER
                                    25,400,000 (See Item 5)
-------------------------------------------------------------------------------

 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,400,000 (See Item 5)
-------------------------------------------------------------------------------

 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                     [ ]

-------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     48%
-------------------------------------------------------------------------------

 14. TYPE OF REPORTING PERSON
     IN

-------------------------------------------------------------------------------

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CUSIP No. 87161-L-10-5               13D/A                   Page 8 of 11 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Robert L. Priddy

-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [ ]
-------------------------------------------------------------------------------

 3.  SEC USE ONLY

-------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS
     AF

-------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)      [ ]

-------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

-------------------------------------------------------------------------------

                                7.  SOLE VOTING POWER
          NUMBER OF                 102,500
                                -----------------------------------------------
           SHARES               8.  SHARED VOTING POWER
        BENEFICIALLY                25,400,000 (See Item 5)
          OWNED BY
                                -----------------------------------------------
            EACH                9.  SOLE DISPOSITIVE POWER
          REPORTING                 102,500
           PERSON               -----------------------------------------------

            WITH                10. SHARED DISPOSITIVE POWER
                                    25,400,000 (See Item 5)
-------------------------------------------------------------------------------

 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,502,500 (See Item 5)
-------------------------------------------------------------------------------

 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                     [ ]

-------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     48%
-------------------------------------------------------------------------------

 14. TYPE OF REPORTING PERSON
     IN

-------------------------------------------------------------------------------

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CUSIP No. 87161-L-10-5               13D/A                   Page 9 of 11 Pages
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         This Amendment No. 1 (the "Amendment") amends the initial Statement of
Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange Commission on February 22, 2005, by ComVest Investment Partners II LLC ("ComVest"), with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Corvu Corporation, a Delaware corporation with its principal executive offices located at One North Clematis Street, Suite 300, West Palm Beach, Florida 33401 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

         ITEM 4.  PURPOSE OF TRANSACTION.

         The response to Item 4 is hereby supplemented by adding the following:

         On February 20, 2007, the Issuer (a) redeemed 17,000 shares of its Series C Convertible Preferred Stock issued to ComVest at $100 per share plus accrued and unpaid dividends through the date of redemption for an amount equal to $1,722,775.34, and (b) repaid its Senior Secured Note issued to ComVest in full for an amount equal to $1,520,095.89, such amount representing the principal remaining thereunder plus all accrued but unpaid interest through the date of repayment.

         On March 5, 2007, the Issuer entered into a merger agreement (the "Merger Agreement") with Rocket Software Inc., a Delaware Corporation ("Rocket"). In connection with the Merger Agreement and as an inducement for Rocket to enter into the Merger Agreement, ComVest entered into an Option and Support Agreement of even date with the Merger Agreement (the "Option and Support Agreement") whereby it agreed, subject to various terms and conditions set forth in the Option and Support Agreement, to vote, or cause to be voted, in person or by proxy at least 8,633,782 shares of Common Stock owned by ComVest or such greater or lesser number of shares as represents 17.02% of the Common Stock outstanding (the "Voting Shares") (a) in favor of (i) adoption of the Merger Agreement, (ii) approval of the merger and the other transactions contemplated thereby, (iii) approval of any other matter that is required by applicable law or a governmental authority to be approved by the stockholders of the Issuer to consummate the merger and the transactions contemplated by the Merger Agreement,
(iv) to grant Rocket a proxy to vote the Voting Shares on behalf and in the name of ComVest, and (v) to grant Rocket the right to purchase from ComVest all or any portion of the Voting Shares at a purchase price of $0.40/share; and (b) against (i) any competing transaction, (ii) any liquidation or winding up of the Issuer, (iii) any extraordinary dividend by the Issuer, (iv) any change in the capital structure of the Issuer (other than any change in capital structure resulting from the merger) and (v) any other action that could reasonably be expected to (A) impede, interfere with, delay, postpone or attempt to discourage or have the effect of discouraging the consummation of the merger and the other transactions contemplated by the Merger Agreement, (B) constitute or result in a breach of any of the representations, warranties, covenants, or other obligations or agreements of the Issuer under the merger agreement that would reasonably be expected to have a material adverse effect on the Issuer or its business or (C) impair or adversely affect the respective abilities of the Issuer and Rocket and to consummate the merger and the other transactions contemplated by the Merger Agreement.

         The Option and Support Agreement shall terminate and be of no further force or effect from and after any termination of the Merger Agreement in accordance with its terms whereby Rocket is entitled to receive and is paid a Termination Fee (as defined in the Merger Agreement); provided, however, that any such termination of shall in no way affect or impair Rocket's independent rights to purchase the Voting Shares as described above.

         On March 5, 2007, ComVest also entered into a Warrant Waiver Agreement with the Issuer, whereby, in connection with the Merger Agreement and the transactions contemplated thereby, ComVest

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CUSIP No. 87161-L-10-5               13D/A                  Page 10 of 11 Pages
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agreed to forever waive and disclaim any rights under the Protective
Warrant previously issued to ComVest without payment, effective as of the consummation of the proposed merger with Rocket.

         For a full description of the above transactions, both the Option and Support Agreement and the Warrant Waiver Agreement can be found attached as exhibits.

         ITEM 5.  INTERESTS IN SECURITIES OF THE COMPANY.

         The response to Item 5 is hereby supplemented by adding the following:

(a) As described above, in connection with the Warrant Waiver Agreement, ComVest will be extinguishing its Protective Warrant to purchase up to 2,000,000 shares of the Issuer's Common Stock upon consummation of the merger between Rocket and the Issuer. ComVest currently has beneficial ownership of 25,400,000 shares of Common Stock of the Issuer, representing 48% of the Issuer's stock, including ComVest's Preferred Warrant to purchase 3,400,000 shares of Common Stock which is immediately exercisable, but excluding the Protective
Warrant which is not currently exercisable.

As described above, on February 20, 2007, the Issuer redeemed 17,000 shares of its Series C Convertible Preferred Stock registered in ComVest's name at $100 per share plus accrued and unpaid dividends. In addition, the Issuer also elected to pre-pay its Senior Secured Note previously issued to ComVest.

(b) Pursuant to the Option and Support Agreement described above, ComVest must, subject to certain conditions set forth therein, vote, or cause to be voted, in person or in proxy, its Voting Shares in favor of the Merger Agreement and the transactions contemplated thereby. As described above, Rocket maintains an option to purchase the Voting Shares upon the occurrence of certain events set forth in the Option and Support Agreement.

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CUSIP No. 87161-L-10-5               13D/A                  Page 11 of 11 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 6, 2007

                            ComVest Investment Partners II LLC

                                By:  ComVest II Partners, LLC, its managing
                                     member

                                By:  /s/ Cecilio M. Rodriguez
                                     -------------------------------
                                     Name:  Cecilio M. Rodriguez
                                     Title:  Chief Financial Officer

                            ComVest II Partners, LLC

                                By:  /s/ Cecilio M. Rodriguez
                                     -------------------------------
                                     Name:  Cecilio M. Rodriguez
                                     Title:  Chief Financial Officer

                            ComVest Group Holdings, LLC

                                By:  /s/ Cecilio M. Rodriguez
                                     -------------------------------
                                     Name:  Cecilio M. Rodriguez
                                     Title:  Chief Financial Officer

                                By:  /s/ Michael S. Falk
                                     -------------------
                                     Michael S. Falk, individually

                                By:  /s/ Robert L. Priddy
                                     --------------------
                                     Robert L. Priddy, individually



EXHIBIT INDEX
-------------

1.   Option and Support Agreement

2.   Warrant Waiver Agreement